

December 18, 2024

Steven Li
Partner, Freshfields US LLP
Zuora, Inc.
855 Main Street
Redwood City, CA 94063

      Re: Zuora, Inc.
          Schedule 13E-3 filed November 25, 2024
          File No. 005-90462
          Preliminary Proxy Statement filed November 25, 2024
          File No. 001-38451

Dear Steven Li:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed November 25, 2024

Introduction, page 1

1.   Please explain why 70 Thirty Trust and The Next Left Trust, the CEO Rollover Stockholders other than Mr. Tzuo, are not filing persons.

Item 16. Exhibits, page 17

2.   We note that Exhibits 16(c)(iii) and 16(c)(iv) are not marked in the exhibit index as containing redactions and subject to a separately filed confidential treatment request, but the exhibits themselves indicate that certain material is redacted (e.g., page 21 of Exhibit 16(c)(iii)). Please revise to accurately reflect which exhibits contain redactions and are subject to the confidential treatment request.

3.   We note that the registrant has requested confidential treatment for certain exhibits. We will review and provide comments on the request separately. All comments

concerning the confidential treatment request must be resolved prior to mailing the proxy statement.

Preliminary Proxy Statement filed November 25, 2024

General

4. We note multiple references in the proxy statement to "a premium of approximately 15% over the 60-day volume weighted average trading price of $8.73." Please clarify whether this 60-day period refers to the 60 days ending April 16, 2024, or some other 60-day period, e.g., the 60-day period ending October 17, 2024.

Financing of the Merger, page 12

5. Please revise the structuring on pages 12-13 so that the reader is able to connect more easily the figures disclosed in the initial bullet point list on page 12 with the disclosure that follows. For example, it appears that the $467 million figure presented on page 12 consists of the $57 million piece of Silver Lake's financing with the $410 million financing provided by GIC. Please do the same on pages 104-106. Finally, please explain why the headline figure for the Debt Financing is presented as $850 million when it appears that aggregate debt financing actually amounts to $950 million.

Recommendation of the Zuora Board, page 67

6. We note that the defined term "Unaffiliated Company Stockholders" excludes only Zuora Board members who are designated by Silver Lake or not members of the Special Committee. Therefore, the members of the Special Committee, each of whom appears to hold Zuora Common Stock, are Unaffiliated Company Stockholders as such term is currently defined. Given that the Zuora Board's fairness determination in the second paragraph of this section refers to the defined term Unaffiliated Company Stockholders, please explain how this determination complies with the requirements under Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3.

7. We note the Zuora Board's determination that the Merger is fair to Unaffiliated Company Stockholders and that the board did not determine whether the rollover is fair to the CEO Rollover Stockholders. Please clarify whether the Zuora Board assessed the fairness of the transaction as a whole, including the Merger and rollover, to Unaffiliated Company Stockholders. See Rule 13e-3(a) of the Exchange Act.

8. Please expand this section so that the disclosure addresses each of the factors set out in Instruction 2 to Item 1014 of Regulation M-A. See paragraph (b) of Item 1014 of Regulation M-A and Questions 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981).

Recommendation of the Special Committee, page 59

9. The "In addition" introduction at the very top of page 60 suggests that certain text preceding such paragraph may have been accidentally omitted. Please revise, or advise.

Opinion of Qatalyst Partners LP, page 68

10. We note that Qatalyst determined the fairness of the Per Share Price to holders

of Zuora Common Stock other than Parent or Parents' affiliates, but the Special Committee and Zuora Board determinations of fairness relate only to Unaffiliated Company Stockholders. Please describe any consideration given to the fact that the Qatalyst opinion addresses fairness with respect to a different group of stockholders from the Special Committee and Zuora Board fairness determinations. If there was none, please explain why you believe such consideration was not necessary.

11. Please consider revising paragraph (b) on page 71 for clarity, including by deleting what appears to be extra language beginning with "based on factors . . ." and ending at an extraneous closed parenthesis.

Position of the Silver Lake Filing Parties and the Parent Entities as to the Fairness of the Merger, page 77

12. Please revise the sentence in this section which states that "[u]nder a possible interpretation of the SEC rules governing 'going private' transactions, each Silver Lake Filing Party and Parent Entity may be deemed to be an affiliate of Zuora . . . ." Similar disclosure appears on page 82 with respect to the CEO Rollover Stockholders and elsewhere throughout the proxy statement. Given the filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.

Intent of Zuora's Directors and Executive Officers to Vote in Favor of the Merger, page 99

13. You state that Zuora's directors and officers, who beneficially own stock representing approximately 39% of the voting power of shares of Zuora Common Stock, intend to vote their shares in favor of the Merger Proposal. It appears that this ownership overlaps with the CEO Rollover Stockholders' ownership of shares representing approximately 38% of voting power, which are obligated to vote in favor of the Merger Proposal pursuant to the Support and Rollover Agreement. Please clarify the percentage of voting power that is intended, but not obligated, to vote in favor of the Merger Proposal.

Financing of the Merger, page 104

14. Disclose the existence of any alternative financing plans or arrangements or, if true, state that there are none. Refer to Item 1007(b) of Regulation M-A.

Fees and Expenses, page 110

15. Please fill in the blanks in this section.

Fees and Expenses, page 144

16. Please describe the "certain specified circumstances" under which a party would not pay its own costs or expenses.

Market Price of Zuora Common Stock, page 160

17. Please provide figures in the table for both the third and fourth quarters of 2024. Please also clarify whether this section refers to calendar quarters or Zuora's fiscal quarters.

Miscellaneous, page 178

18.   Please refer to the statement that "Zuora has not independently verified" information
        relating to the other filing persons. Use of these disclaimers is inconsistent with the
        required attestation that appears at the outset of the signature pages of the Schedule
        13E-3, and operates as an implied disclaimer for the entire filing except for
        the portions of the disclosure specifically provided by each filing person. Please
        revise.

        We remind you that the filing persons are responsible for the accuracy and adequacy
of their disclosures, notwithstanding any review, comments, action or absence of action by
the staff.

        Please direct any questions to Laura McKenzie at 202-551-4568 or David Plattner at
202-551-8094.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Mergers & Acquisitions